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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three months ended March 31, 2013 and 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended March 31,
	2013	2012
Earnings:
Income before taxes	$93,603	$88,440
Fixed charges	59,496	65,341

Total earnings	$153,099	$153,781

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$59,475	$65,316
Estimate of the interest component of rental expense	21	25

Total fixed charges	$59,496	$65,341

Ratio of earnings to fixed charges	2.57	2.35

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES